Mantyla MCREYNOLDS  LLC

                   The CPA. Never Underestimate The Value.TM

Exhibit 16.1

December 11, 2008

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Sir/Madam:

We have read the statements included in the Form 8-K dated December 12, 2008, of PackItGreen Holdings Corp. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained in Item 4.01 insofar as they relate to our dismissal and our audits for the fiscal years ended September 30, 2007, and 2006, and our reviews of interim financial statements.  We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of another CPA or the approval of such engagement by the Board of Directors.

Very truly yours,

/s/ Mantyla McReynolds, LLC

Mantyla McReynolds LLC